

Stifel Financial Investor Presentation

June 2011

STIFEL FINANCIAL

Forward-Looking Statements

This presentation may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve significant risks, assumptions, and uncertainties, including statements relating to the market opportunity and future business prospects of Stifel Financial Corp., as well as Stifel, Nicolaus & Company, Incorporated and its subsidiaries (collectively, "SF" or the "Company"). These statements can be identified by the use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," and similar expressions. In particular, these statements may refer to our goals, intentions, and expectations, our business plans and growth strategies, our ability to integrate and manage our acquired businesses, estimates of our risks and future costs and benefits, and forecasted demographic and economic trends relating to our industry.

You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under federal securities laws.

Actual results may differ materially and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ are included in the Company's annual and quarterly reports and from time to time in other reports filed by the Company with the Securities and Exchange Commission and include, among other things, changes in general economic and business conditions, actions of competitors, regulatory and legal actions, changes in legislation, and technology changes.

I. Stifel Financial Overview

Stifel Financial Overview

Key Points of Differentiation

- **Proven growth, stability and scale**

- **Balanced business model**

- **Proven ability to build Global Wealth Management Business**

- **Middle-market focus**

- **Independent advisor**

- **Broad product portfolio & industry expertise**

Firm at a Glance

Global Wealth Management (GWM)	Institutional Group (IG)
▪ Private Client ▪ Stifel Bank & Trust ▪ Customer Financing ▪ Asset Management	▪ Equity & Convertible Capital Raising ▪ Debt ▪ M&A Advisory ▪ Institutional Brokerage

- ▪ $2.2 billion market capitalization[1]

- ▪ Second largest U.S. equity research platform with over 1,000 stocks under coverage

- ▪ National presence with over 1,900 Financial Advisors and $115 billion in total client assets

- ▪ 37% Insider ownership aligns employees' interests with shareholders [2]

(1) As of 5/31/11. (2) Insider ownership percentage includes all fully diluted shares, units outstanding, options outstanding, as well as shares owned by Stifel's former Chairman as of 5/6/2011.

Stifel Financial Overview

A Growth Story…













(1) Includes Independent Contractors. CAGR reflects years 2005 to 2010 for net revenues and core net income and reflects years 2005 to 2011 assuming 3/31/11 as year-end 2011 for total equity, client asset, financial advisors and book value per share.

Stifel Financial Overview

Balanced Business Model

- Balanced business model facilitates growth during volatile markets

- Stable GWM business is augmented by profitable and growing Institutional Group

- Proven ability to grow all businesses

Net Revenues		Operating Contribution	
2010	**3 Months 2011**	**2010**	**3 Months 2011**



IG 39%
GWM 61%



IG 35%
GWM 65%



IG 40%
GWM 60%



IG 26%
GWM 74%

Note: Net revenues and operating contribution excludes the Other segment.

15 Years of Growth



1995 – 2010 Net Revenues ($MM)

2010 Represented 15 Years of Consecutive Record Net Revenues

CAGR since 1995: 20%

CAGR since 2005: 39%

Year	Net Revenue
1995	$87
1996	$110
1997	$123
1998	$127
1999	$141
2000	$178
2001	$177
2002	$188
2003	$217
2004	$247
2005	$264
2006	$452
2007	$763
2008	$870
2009	$1,091
2010	$1,382

Stifel's Strong Stock Performance

Assumes $100 Invested on December 31, 2005



*Compound Annual Growth Rate.

Stifel Financial Overview

Cumulative Price Appreciation As of May 31, 2011

Since 12/31/10	
SWS Group	28.71%
Edelman Financial Group	9.79%
Raymond James Financial	9.30%
Evercore Partners	8.85%
Oppenheimer	8.47%
S&P 500 Index	6.96%
Lazard	-1.37%
Stifel Financial Corp.	-2.64%
FBR Capital Markets	-4.97%
Piper Jaffray	-5.11%
Legg Mason	-6.70%
JMP Group	-6.95%
Morgan Stanley	-11.21%
Cowen Group	-12.15%
Goldman Sachs Group	-16.31%
Jefferies Group	-16.86%
KBW	-23.85%
Greenhill & Co.	-31.86%

Since 12/31/05	
Stifel Financial Corp.	141.04%
Raymond James Financial	42.31%
Oppenheimer	42.22%
Lazard	22.10%
Goldman Sachs Group	10.19%
S&P 500 Index	7.76%
Greenhill & Co.	-0.89%
Jefferies Group	-1.56%
Piper Jaffray	-17.77%
Edelman Financial Group	-51.43%
SWS Group	-53.44%
Morgan Stanley	-57.42%
Legg Mason	-71.73%
Cowen Group	NM
Evercore Partners	NM
FBR Capital Markets	NM
JMP Group	NM
KBW	NM

Since 12/31/00	
Stifel Financial Corp.	962.06%
Jefferies Group	183.39%
Raymond James Financial	130.58%
Edelman Financial Group	87.29%
Goldman Sachs Group	31.60%
Oppenheimer	17.97%
S&P 500 Index	1.89%
Legg Mason	-6.86%
SWS Group	-58.55%
Morgan Stanley	-69.51%
Cowen Group	NM
Evercore Partners	NM
FBR Capital Markets	NM
Greenhill & Co.	NM
JMP Group	NM
KBW	NM
Lazard	NM
Piper Jaffray	NM

Cumulative stock price appreciation assumes closing price on 5/31/11.

Stifel Financial Overview - Significant Strategic Transactions

	2005	2007	2009	2010
Company	 LEGG MASON	RYAN BECK & CO.	 UBS	Thomas Weisel Partners *Experts in Growth*
Associates	380	400	500	320
Financed	Primarily by equity issuance to principals	Primarily by equity issuance to seller and FA notes/equity issuance	Primarily by cash and FA notes/equity issuance	Primarily by equity issuance
Strategic Objectives	■ Successfully integrated Legg's sales and trading, research and investment banking platforms with Stifel's platform ■ Majority of Legg Mason Investment Banking Managing Directors remain with Stifel today ■ Achieved cost savings objectives ■ Remains core of Institutional Group business ■ Acquisition closed December 1, 2005	■ Successfully integrated Ryan Beck's private client group and investment banking platforms with Stifel's platform ■ Achieved cost savings objectives ■ Acquisition closed February 28, 2007	■ Acquired 56 branches from UBS Financial Services ■ Successfully integrated UBS' private client group platform to Stifel's platform ■ Revenue production exceeding expectations ■ Achieving synergy objectives ■ Last closing October 16, 2009	■ Builds the premier middle-market investment bank with advantages of scale and diversification ■ Fast tracked growth in investment banking ■ Leading position in the growth sectors combined with Stifel's existing strengths ■ Enhanced combined firm lead manager and M&A credentials ■ Established presence on the West Coast and Canada ■ Expanded relevance to public equity, private equity and venture capital investors ■ Transaction closed July 1, 2010

Stifel Financial Overview

Summary of Strategic Alliance With Premier Advisory Investment Bank Miller Buckfire

Transaction	■ Strategic alliance with Miller Buckfire whereby Stifel Financial will invest $40 million for Senior Preferred interests in Miller Buckfire
Strategic Rationale	■ Enhances Stifel's investment banking capabilities , particularly in establishing a restructuring practice ■ Drive investment banking business through significant collaboration and joint marketing
Management / Board	■ Victor Nesi of Stifel Financial will join Miller Buckfire's Board of Directors ■ Henry Miller will be a senior advisor to Stifel
Synergies	■ No immediate revenue synergies are assumed ■ Expect long-term revenue enhancements
Consideration	■ $40 million Senior Preferred interests
Close	■ Second quarter of 2011 ■ Subject to required approvals

STIFEL
FINANCIAL

Summary of Strategic Opportunity With Premier Advisory Investment Bank Miller Buckfire

Miller Buckfire Overview	- Miller Buckfire is a leading investment bank focused on financial restructuring, mergers and acquisitions, and debt and equity placements 15-year history of providing objective and thoughtful advice to financially troubled companies and their stakeholders - Initially part of Wasserstein Perella & Co. and Dresdner Kleinwort Wasserstein, and for the last eight years as an independent firm - Professionals have represented more than 150 companies, restructured approximately $290 billion of debt, advised on mergers and acquisitions valued at over $16 billion and raised more than $58 billion in financing
Advisory Services	- Corporate Restructuring - Renegotiating credit facilities - Obtaining covenant waivers / amendments - Consummating exchange and tender offers - Pre-packaged / pre-arranged chap. 11 cases - Traditional restructuring under chap. 11 - Cross-border / international jurisdictions - Expert valuation and related testimony - Financing - Chapter 11 debtor-in-possession and exit financing - Bank and second lien loans, high yield and mezzanine financing - Private equity and strategic investments - Mergers and acquisitions - Distressed sales - Sell-side and buy-side advisory - Fairness opinion

Miller Buckfire's Selected Restructuring Transactions Span a Wide Range of Industries

Industry	Transactions	Examples			
Automotive	14	DANA	DURA Automotive Systems	EaglePicher™	EXIDE TECHNOLOGIES
Consumer Products	18	Carmike Cinemas	LENOX	Polaroid	Sunbeam
Energy/Natural Resources	16	CALPINE	CenterPoint Energy	CMS ENERGY	MIRANT
Lodging & Gaming/Real Estate	14	GGP	FOXWOODS RESORT ♦ CASINO	MEC MAGNA ENTERTAINMENT	STANDARD PACIFIC HOMES Making You Right At Home®
Industrial	22	Burlington Industries, Inc.	CROWN CORK & SEAL	HUNTSMAN	NEFF RENTAL
Healthcare	7	IMPATH The Cancer Information Company	*FPA Medical Management*	WOMEN FIRST HEALTHCARE™	HIP of New Jersey
Media & Telecommunications	28	Charter COMMUNICATIONS	ITC DELTACOM	Level(3) COMMUNICATIONS	VONAGE THE BROADBAND PHONE COMPANY
Retail	17	BOSTON MARKET Home Style Meals	Kmart	mervyns	THE SPIEGEL GROUP
Transportation	12	DELTA	greatwide DEDICATED TRANSPORT	independence air	Stolt Offshore S.A.

II. Global Wealth Management

Global Wealth Management

Provides Securities Brokerage Services and Stifel Bank Products

Overview

- Grown from 600+ financial advisors in 2005 to over 1,900[1] financial advisors currently

- Proven organic growth and acquirer of private client business (56 UBS branches, Butler Wick, Ryan Beck)

- Retail investors are generally mid- to long-term buyers

- Goal of providing price stability and support to the institutional order book

- Strategy of recruiting experienced advisors with established client relationships

- Expanding U.S. footprint





Global Wealth Management

Opportunity Through Growth

GWM Broker Growth [1]



GWM Branch Growth



GWM Account Growth



GWM Assets Under Management Growth ($MM)



Note: Annual data is as of December 31. (1) Includes Independent Contractors.

Global Wealth Management – Stifel Bank & Trust

Overview

- Acquired FirstService Bank, a St. Louis-based, Missouri-chartered commercial bank, in April 2007

- With the acquisition, Stifel Financial became a bank holding company and financial services holding company

- Balance sheet growth with low-risk assets

- Funded by Stifel Nicolaus client deposits

Strength of Brokerage Position

- Offers banking products (securities based loans and mortgage loans) within the GWM client base

  - Built-in source of business

  - High net worth clients

- Highly efficient due to lack of "brick and mortar" deposit focused facilities

Interest Earnings Assets



10%
26%
64%

■ Cash ■ Investment Securities ■ Loans Receivable

Total: $1.6 Billion

Investment Portfolio



2% 2% 2%
9%
24%
56%
3%

■ ABS ■ Munis ■ MBS ■ Agencies
■ Corporates ■ Agency MBS ■ CMBS

Total: $1.2 Billion

Loan Portfolio (Gross)



13%
15%
7%
65%

■ Residential Real Estate ■ Securities-Based Lending
■ HELOC ■ Commercial & Industrial

Total: $440 Million

Note: Data as of 3/31/11.

Global Wealth Management – Stifel Bank & Trust

Performed well both operationally and in terms of asset quality

Net Interest Margin



NPA [1]/Total Assets



Efficiency Ratio



Net Charge-offs / Avg Loans & LLR[3] / Gross Loans



(1) Non-performing assets.
(2) Excludes other-than-temporary impairment charge of $2.4mm (pre-tax) taken during the quarter.
(3) Loan loss reserves.

STIFEL
FINANCIAL

III. Institutional Group

Institutional Group

Overview

- Provides securities brokerage, trading, research, underwriting and corporate advisory services
- Largest provider of Equity Research in the U.S.
  - #1 ranked in 2010 WSJ Best on the Street Survey
- 12th largest Equity trading platform in the U.S.
  - 2nd largest trader outside of the Bulge Bracket
- Full Service Middle-Market Investment Bank
  - #1 in Venture Capital-Backed IPOs since 2005
- Comprehensive Fixed Income platform
  - Annual client trade volume approaching $200 billion

Net Revenues ($MM)[1]



Equity Capital Markets ($MM)[1]



Fixed Income ($MM)



2010 represents twelve months for Stifel and the first six months ($84 mm) for TWPG. (1) Includes TWPG historical investment banking and brokerage revenues.
(2) For 2010, Equity Capital Markets revenues includes $4.8 mm of other revenue and Fixed Income includes $3.6 mm of other revenue.

Institutional Group – Research

STIFEL FINANCIAL

Second Largest U.S. Equity Research Platform

U.S. Equity Research Coverage (1)

		Companies Under Coverage	
Rank	Firm	Overall	Small Cap(2)
1	JPMorgan	1,037	170
2	**Stifel Nicolaus**	**1,027**	**341**
3	Bank of America Merrill Lynch	995	163
4	Citi	906	127
5	Goldman Sachs	894	83
6	**Raymond James**	**856**	**315**
7	Barclays Capital	837	100
8	Deutsche Bank	815	142
9	RBC Capital Markets	792	176
10	Credit Suisse	768	118
11	**Jefferies & Co.**	**748**	**203**
12	Morningstar, Inc.	733	86
13	UBS	726	88
14	Wells Fargo Securities	713	127
15	Morgan Stanley	709	81
16	**Robert W. Baird & Co.**	**621**	**184**
17	Sidoti & Company LLC	560	372
18	Macquarie Group	512	107
19	BMO Capital Markets	491	96
20	**Piper Jaffray**	**490**	**189**

(1) Source: StarMine rankings as of 5/31/11. Does not include Closed End Funds.
(2) Small Cap includes market caps less than $1 billion; Mid Cap includes market caps less than $5 billion.
Note: Bold font indicates middle-market firms. Research coverage distribution as of 5/27/11.
T12M refers to trailing twelve months.

Stifel Research Highlights

- Second largest provider of U.S. Equity Research
  - Currently cover more than 50% of the S&P 500
- Second largest provider of U.S. Small-Cap Research
- Largest provider of U.S. Technology, Real Estate and Aerospace & Defense Research
- 3rd largest provider of U.S. Financial Research
- Top 4 ranking in 4 of 10 StarMine industry sectors (based on T12M recommendations)
  - #1 ranked in Health Care

Coverage Balanced Across All Market Caps (2)



Small Cap
34%
Large Cap
30%
Mid Cap
36%

Institutional Group – Research

The Stifel Research Model

The Stifel Research Model

- \>50% of analysts worked in the field they cover

- ~35% of analysts initially joined as associates

- Average Stifel analyst has 10 years of experience

- More than 1/3 of analysts have the CFA designation

- Each analyst covers all market caps within their sector

Research Accolades

Proven, Consistent - Qualitative Results

- Only firm ranked in the top 12 each year for the last 8 years in the WSJ Best on the Street Survey and StarMine Awards
- #1 in WSJ Best on the Street Survey 2010
- #2 in 2011 & 2010 StarMine Awards with the most #1 awards in 2011 Stock Picking

WSJ 2010 "Best On The Street" Survey

Rank	Broker	# of Awards
1	**Stifel**	**14**
2	Credit Suisse	8
3	Deutsche Bank	7
3	J.P. Morgan Chase	7
3	UBS	7
6	BofA Merrill Lynch	6
6	**Raymond James**	**6**
6	Wells Fargo	6
9	Barclays Capital	5
9	Citigroup	5
9	**Keefe Bruyette & Woods**	**5**
9	**KeyBanc Capital Markets**	**5**
9	**Oppenheimer & Co.**	**5**

StarMine 2011 Broker Rankings

Rank	Firm	# of Awards
1	Goldman Sachs	16
2	**Stifel**	**15**
2	UBS	15
4	Barclays Capital	13
4	Citi Investments	13
6	**Raymond James**	**12**
6	**RBC Capital Markets**	**12**
8	Morgan Stanley	10
8	Deutsche Bank	10
8	BMO Capital Markets	10

Source: WSJ 2010 "Best on the Street" survey (includes Stifel and TWP); StarMine Monitor.
Note: Bold font indicates middle-market firms.

Strong Research Performance: Top 4 in 4 of 10 Industry Verticals





Broker Recommendations Ranked by Sector (T12M)		
Sector	**Stifel Coverage**	**Rank**
Health Care	**10%**	**1 of 20**
Financials	28%	3 of 20
Information Technology	21%	3 of 20
Consumer Staples	4%	4 of 17
Materials	2%	10 of 20
Consumer Discretionary	15%	14 of 20
Industrials	10%	15 of 20
Energy	9%	17 of 19
Telecom Services	1%	17 of 19
Utilities	0%	-
Overall	**100%**	*6 of 20*

Source: StarMine as of 5/31/11. Rankings include 19 peers: Barclays Capital, BMO Capital Markets, BofA Merrill Lynch, Citi, Credit Suisse, Deutsche Bank Securities, Goldman Sachs, Jefferies, JPMorgan, Macquarie Research Equities, Morgan Stanley, Morningstar, Piper Jaffray, Raymond James, RBC Capital Markets, Robert W. Baird, Sidoti, UBS and Wells Fargo Securities. T12M refers to trailing twelve months.

Institutional Group – Equity Sales and Trading

Powerful Platform Spanning North America and Europe

Institutional Equity Sales

- 130 person sales force, commission based
- Experts in small and mid cap growth and value
- Team based sales model with 2-4 coverage sales people per account
- Team leaders have an average of 15 years experience
- Offices in all major institutional markets in North America & Europe
- Accounts range from large mutual funds to small industry focused investors
- Managed over 750 non-deal roadshow days in 2010

Equity Trading

- 40 coverage traders located in
  - Baltimore, New York, Boston, Dallas, San Francisco, Cleveland, London, and Canada
- 20 position traders covering each major industry
- Agency model – no proprietary trading or prime brokerage
- Profitable model with advantages of scale

Distribution Network: Over 200 Professionals Globally

- Agency model – no proprietary trading or prime brokerage
- Major liquidity provider to largest equity money management complexes
- Multi-execution venues: high-touch, algorithms, program trading and direct market access
- Dedicated convertible sales, trading and research desk

Institutional Group – Fixed Income

Strong Fixed Income Capital Markets Capabilities

Overview

- Comprehensive platform
  - Approximately 50 traders averaging 14 years of experience
  - Annual client trade volume approaching $200 billion
- No proprietary trading
- *Institutional Investor All-Star* nominated team
- Widespread distribution
  - 116 fixed income sales professionals covering over 3,800 accounts
  - 33 institutional fixed income offices nationwide

Platform & Products

- Focus on long-only money managers and income funds versus hedge funds

- Consistency of execution

- Identification of relative value through security selection

- Agency/Gov't Securities
- Mortgages
- Asset-Backed Securities
- Investment Grade Credit
- High Yield Credit
- Aircraft Finance & Credit Solutions
- Whole Loans
- Municipals
- Stifel Capital Advisors

Client Distribution



Money Manager 34%

Other 7%

Credit Union 5%

Government 6%

Insurance 7%

Bank/Thrift 28%

Broker/Dealer 13%

Institutional Group – Investment Banking

Accomplished U.S. Equity Underwriting Franchise – All Equity Transactions

All Managed Equity Deals Since 2005

Rank	Firm	# of Deals	$ Volume
1	Bank of America Merrill Lynch	1,228	$791.5
2	JPMorgan	1,156	$707.9
3	Citi	918	$576.0
4	UBS	911	$535.2
5	Wells Fargo Securities	871	$463.2
6	Morgan Stanley	865	$596.7
7	Barclays Capital	787	$481.0
8	Credit Suisse	756	$524.2
9	Goldman Sachs	702	$521.3
10	Deutsche Bank	695	$433.2
11	RBC Capital Markets	663	$287.9
12	**Stifel Nicolaus Weisel**	**618**	**$161.3**
13	**Oppenheimer & Co Inc**	**456**	**$89.4**
14	**Raymond James**	**454**	**$158.9**
15	**Piper Jaffray & Co**	**409**	**$124.0**
16	**Jefferies & Company**	**374**	**$80.0**
17	**Keefe Bruyette & Woods**	**280**	**$123.3**
18	**Robert W Baird & Co**	**260**	**$73.4**
19	**BMO Capital Markets**	**249**	**$90.4**
20	**KeyBanc Capital Markets**	**245**	**$81.0**

($ in billions)

Bookrun Equity Deals Since 2005

Rank	Firm	# of Deals	% Bookrun	$ Volume
1	Bank of America Merrill Lynch	939	76%	$183.1
2	JPMorgan	795	69%	$167.6
3	Morgan Stanley	689	80%	$153.8
4	Citi	658	72%	$131.0
5	Goldman Sachs	558	79%	$159.8
6	Barclays Capital	547	70%	$90.9
7	UBS	544	60%	$77.9
8	Credit Suisse	488	65%	$81.6
9	Deutsche Bank	390	56%	$53.1
10	Wells Fargo Securities	373	43%	$47.4
11	**Jefferies & Company**	**170**	**45%**	**$11.9**
12	RBC Capital Markets	153	23%	$15.5
13	**Stifel Nicolaus Weisel**	**114**	**18%**	**$7.1**
14	**Piper Jaffray & Co**	**110**	**27%**	**$5.7**
15	**Keefe Bruyette & Woods**	**101**	**36%**	**$8.1**
16	**Raymond James**	**97**	**21%**	**$7.3**
17	**Oppenheimer & Co Inc**	**95**	**21%**	**$4.2**
18	**Sandler O'Neill & Partners**	**74**	**43%**	**$6.5**
19	**Roth Capital Partners**	**71**	**57%**	**$2.2**
20	**FBR Capital Markets**	**59**	**34%**	**$5.6**

($ in billions)

Source: Dealogic. Rank eligible SEC registered IPOs and Follow-On offerings since 2005. Includes demutualizations. As of 5/31/11.
Note: $ Volume represents full credit to underwriter for All Managed Equity Deals and apportioned credit to bookrunner for Bookrun Equity Deals.
Note: Stifel results based on pro forma figures for both Stifel and TWP.
Note: Bold font indicates middle-market firms.

Strong Momentum and Track Record as Bookrunner



% of Deals Bookrun	17%	23%	19%	24%	17%	26%	16%	20%	29%	**44%**

Note: Includes all U.S. and Canadian bookrun IPOs and underwritten equity and equity-linked offerings since 2002.

Institutional Group – Investment Banking

Leadership in the Venture Capital Community

Selected Venture Capital-Backed IPOs

$80,971,000 jiayuan.com Initial Public Offering Co-Manager *May 2011*	$189,750,000 active NETWORK Initial Public Offering Senior Co-Manager *May 2011*	$54,000,000 tranzyme pharma Initial Public Offering Co-Manager *April 2011*	$201,947,590 360 www.360.cn Initial Public Offering Co-Manager *March 2011*
$70,279,702 BCD Initial Public Offering Joint Bookrunning Manager *January 2011*	$173,995,000 Demand Media Initial Public Offering Co-Manager *January 2011*	$57,745,972 Zogenix Initial Public Offering Co-Manager *November 2010*	$81,600,000 Inphi Think fast. Initial Public Offering Co-Manager *November 2010*
$97,520,000 AMYRIS Initial Public Offering Co-Manager *September 2010*	$65,550,000 sciQuest Initial Public Offering Sole Bookrunning Manager *September 2010*	$62,257,585 mediamind Eyeblaster. Evolved. Initial Public Offering Co-Manager *August 2010*	$155,740,000 INTRALINKS Initial Public Offering Co-Manager *August 2010*
$72,450,000 ENVESTNET Initial Public Offering Co-Manager *July 2010*	$128,800,000 QlikView Initial Public Offering Co-Manager *July 2010*	$230,000,000 realD Initial Public Offering Co-Manager *July 2010*	$88,800,000 hiSoft Initial Public Offering Co-Manager *June 2010*

All Managed Venture Capital-Backed IPOs Since 2005

($ in billions) Rank	Firm	# of Deals	$ Volume
1	**Stifel Nicolaus Weisel**	**89**	**$11.9**
2	Morgan Stanley	77	$14.1
3	**Piper Jaffray & Co**	**71**	**$10.1**
4	JPMorgan	70	$12.1
5	Bank of America Merrill Lynch	64	$13.2
6	**Cowen & Co LLC**	**63**	**$6.1**
7	Deutsche Bank	49	$8.3
7	**Jefferies & Company**	**49**	**$6.9**
9	**Oppenheimer & Co Inc**	**47**	**$5.5**
10	Goldman Sachs	40	$7.8
10	Credit Suisse	40	$5.8
12	Barclays Capital	37	$4.3
12	**William Blair & Co LLC**	**37**	**$4.1**
14	Citi	35	$5.4
15	UBS	34	$6.0
16	RBC Capital Markets	33	$3.6
16	**JMP Securities LLC**	**33**	**$3.1**
18	**Needham & Company LLC**	**32**	**$2.9**
19	Wells Fargo Securities	30	$4.7
20	**Pacific Crest Securities LLC**	**27**	**$5.4**

Source: Venture backed IPOs rankings based on Dealogic and Thomson One data as of 5/31/11. $ Volume represents full credit to underwriter for All Managed Equity Deals
Note: Bold font indicates middle-market firms.

IV. First Quarter 2011 Financial Results

Stifel Financial Corp. Results

Three months ended March 31, 2011

| ($ in thousands, except per share amounts) | Three Months Ended March 31, 2011 | | | Three Months Ended | | | |
	GAAP	Merger-Related Charges [1]	Non-GAAP	3/31/10 (GAAP)	% Change[2]	12/31/10 (Non-GAAP)	% Change[2]
Net revenues	$ 366,613	$ 6	$ 366,619	$ 312,030	*17.5%*	$ 402,787	*(9.0%)*
Compensation and benefits	231,166	244	231,410	206,242	*12.2%*	237,359	*(2.5%)*
Non-comp operating expenses	84,763	(2,705)	82,058	66,223	*23.9%*	89,049	*(7.9%)*
Total non-interest expenses	315,929	(2,461)	313,468	272,465	*15.0%*	326,408	*(4.0%)*
Income before income taxes	50,684	2,467	53,151	39,565	*34.3%*	76,379	*(30.4%)*
Provision for income taxes	19,286	939	20,225	15,825	*27.8%*	29,061	*(30.4%)*
Net income	$ 31,398	$ 1,528	$ 32,926	$ 23,740	*38.7%*	$ 47,318	*(30.4%)*
Earnings per share: [3]							
Basic	$ 0.60		$ 0.63	$ 0.52	*21.2%*	$ 0.97	*(35.1%)*
Diluted	$ 0.50		$ 0.52	$ 0.45	*15.6%*	$ 0.82	*(36.6%)*
Ratios to net revenues:							
Compensation and benefits	**63.1%**		**63.1%**	66.1%		58.9%	
Non-comp operating expenses	**23.1%**		**22.4%**	21.2%		22.1%	
Income before income taxes	**13.8%**		**14.5%**	12.7%		19.0%	

[1] Merger-related charges consist primarily of operating expenses related to legacy TWPG (primarily market data service fees, professional fees and litigation costs).

[2] Quarterly results compare non-GAAP results for the quarter ended March 31, 2011 to GAAP results for the year-ago period and to non-GAAP results for the quarter ended December 31, 2010.

[3] All per share information has been retroactively adjusted to reflect the April 2011 three-for-two stock split.

Sources of Revenues

($ in thousands)	Quarter Ended				
	3/31/11	3/31/10	**% Change**	12/31/10	**% Change**
Revenues					
Commissions	**$155,786**	$105,035	**48.3%**	$139,605	**11.6%**
Principal transactions	**92,859**	117,420	**(20.9%)**	89,996	**3.2%**
Asset mgt and service fees	**57,680**	41,103	**40.3%**	57,042	**1.1%**
Investment banking	**41,418**	34,221	**21.0%**	90,975	**(54.5%)**
Other	**6,256**	1,945	**221.6%**	10,497	**(40.4%)**
Total operating revenues	**353,999**	299,724	**18.1%**	388,115	**(8.8%)**
Interest revenue	**18,856**	14,647	**28.7%**	18,307	**3.0%**
Total revenues	**372,855**	314,371	**18.6%**	406,422	**(8.3%)**
Interest expense	**6,242**	2,341	**166.6%**	4,823	**29.4%**
Net revenues	**$366,613**	$312,030	**17.5%**	$401,599	**(8.7%)**

Principal Transactions Revenues

($ in thousands)	Quarter Ended				
	3/31/11	3/31/10	% Change	12/31/10	% Change
Taxable debt	$ 51,419	$ 64,691	(20.5%)	$ 46,924	9.6%
Municipal debt	19,538	16,842	16.0%	18,520	5.5%
Equities	11,623	22,284	(47.8%)	11,396	2.0%
Other	10,279	13,603	(24.4%)	13,156	(21.9%)
	$ 92,859	$ 117,420	(20.9%)	$ 89,996	3.2%

Global Wealth Management

($ in thousands)	3/31/11	3/31/10	% Change	12/31/10	% Change
			Quarter Ended		
Commissions	$ 101,762	$ 79,587	27.9%	$ 92,558	9.9%
Principal transactions	56,163	59,871	(6.2%)	58,520	(4.0%)
Asset management & service fees	57,530	40,894	40.7%	56,953	1.0%
Net interest	11,169	11,034	1.2%	10,277	8.7%
Investment banking	6,312	5,302	19.0%	5,015	25.9%
Other income	5,510	2,733	101.6%	13,101	(57.9%)
Net revenues	238,446	199,421	19.6%	236,424	0.9%
Compensation and benefits	142,586	124,738	14.3%	136,009	4.8%
Non-comp operating expenses	34,388	35,525	(3.2%)	37,698	(8.8%)
Total non-interest expenses	176,974	160,263	10.4%	173,707	1.9%
Income before income taxes	$ 61,472	$ 39,158	57.0%	$ 62,717	(2.0%)
Ratios to net revenues:					
Compensation and benefits	59.8%	62.6%		57.5%	
Non-comp operating expenses	14.4%	17.8%		16.0%	
Income before income taxes	25.8%	19.6%		26.5%	

Stifel Bank & Trust

An Operating Unit of GWM

($ in thousands)	Quarter Ended				
	3/31/11	3/31/10	**% Change**	12/31/10	**% Change**
Net revenues:					
Interest	**11,203**	8,087	**38.5%**	9,287	**20.6%**
Other income	**1,932**	2,113	**(8.6%)**	3,553	**(45.6%)**
Total revenues	**13,135**	10,200	**28.8%**	12,840	**2.3%**
Interest expense	**4,237**	448	**845.8%**	3,076	**37.7%**
Total net revenues	**8,898**	9,752	**(8.8%)**	9,764	**(8.9%)**
Compensation and benefits	**1,705**	1,028	**65.9%**	1,447	**17.8%**
Non-comp operating expenses	**2,070**	4,478	**(53.8%)**	2,493	**(17.0%)**
Total non-interest expenses	**3,775**	5,506	**(31.4%)**	3,940	**(4.2%)**
Income before income taxes	$ **5,123**	$ 4,246	**20.7%**	$ 5,824	**(12.0%)**
Ratios to net revenues:					
Compensation and benefits	**19.2%**	10.5%		14.8%	
Non-comp operating expenses	**23.3%**	45.9%		25.5%	
Efficiency ratio [1]	**40.3%**	57.6%		37.9%	
Income before income taxes	**57.6%**	43.4%		59.6%	

[1] Non-interest expenses less the provision for loan losses as a percentage of net revenues.

Institutional Group Results

($ in thousands)	3/31/11	3/31/10	% Change	12/31/10	% Change
		Quarter Ended			
Commissions	$ **54,025**	$ 25,448	**112.3%**	$ 47,047	**14.8%**
Principal transactions	**36,696**	57,549	**(36.2%)**	35,564	**3.2%**
Investment banking	**35,106**	28,918	**21.4%**	81,583	**(57.0%)**
Other income [1]	**1,167**	1,377	**(15.3%)**	1,708	**(31.7%)**
Net revenues	**126,994**	113,292	**12.1%**	165,902	**(23.5%)**
Compensation and benefits	**77,187**	66,304	**16.4%**	94,300	**(18.1%)**
Non-comp operating expenses	**28,414**	19,532	**45.5%**	27,946	**1.7%**
Total non-interest expenses	**105,601**	85,836	**23.0%**	122,246	**(13.6%)**
Income before income taxes	$ **21,393**	$ 27,456	**(22.1%)**	$ 43,656	**(51.0%)**
Ratios to net revenues:					
Compensation and benefits	**60.8%**	58.5%		56.8%	
Non-comp operating expenses	**22.4%**	17.3%		16.9%	
Income before income taxes	**16.8%**	24.2%		26.3%	

[1] Includes net interest and other income.

Institutional Group Revenues

($ in thousands)	Quarter Ended					% of Net Revenues		
	3/31/11	3/31/10	% Change	12/31/10	% Change	3/31/11	3/31/10	12/31/10
Sales and trading:								
Equity	$ **52,398**	$ 38,651	**35.6%**	$ 46,521	**12.6%**	**41.2%**	34.2%	28.0%
Fixed income	**38,323**	44,346	**(13.6%)**	36,090	**6.2%**	**30.2%**	39.1%	21.8%
	90,721	82,997	**9.3%**	82,611	**9.8%**	**71.4%**	73.3%	49.8%
Investment Banking:								
Capital raising								
Equity	**23,005**	14,088	**63.3%**	34,458	**(33.2%)**	**18.1%**	12.4%	20.8%
Fixed income	**3,041**	5,916	**(48.6%)**	6,216	**(51.1%)**	**2.4%**	5.2%	3.7%
	26,046	20,004	**30.2%**	40,674	**(36.0%)**	**20.5%**	17.6%	24.5%
Advisory fees								
Equity	**8,387**	8,485	**(1.2%)**	38,119	**(78.0%)**	**6.6%**	7.5%	23.0%
Fixed income	**673**	429	**56.9%**	2,790	**(75.9%)**	**0.5%**	0.4%	1.7%
	9,060	8,914	**1.6%**	40,909	**(77.9%)**	**7.1%**	7.9%	24.7%
Investment Banking	**35,106**	28,918	**21.4%**	81,583	**(57.0%)**	**27.6%**	25.5%	49.2%
Other revenue [1]	**1,167**	1,377	**(15.3%)**	1,708	**(31.7%)**	**1.0%**	1.2%	1.0%
Total net revenue	$ **126,994**	$ 113,292	**12.1%**	$ 165,902	**(23.5%)**	**100.0%**	100.0%	100.0%

[1] Includes net interest and other income.

Statement of Financial Condition

As of March 31, 2011

Total Assets ($ in Billions)



Total Capitalization ($ in Billions)



Leverage Ratio



Book Value Per Share



V. Conclusion

Opportunities Drive our Growth

Stifel is Well-Positioned to Take Advantage of Opportunities

Strategic Initiatives

- Attract and retain high-quality talent

- Continue building client facing, agency-only businesses

- Continue to expand private client footprint in the U.S.

- Continue to expand institutional equity and fixed income businesses

- Continue to expand investment banking

- Focus on asset generation within Stifel Bank

- Expand traditional asset management capabilities

- Approach acquisition opportunities with discipline

Strong Balance Sheet Facilitates Growth